-----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 8-K

                                CURRENT REPORT

                    Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934


                    Date of Report (Date of earliest Event
                            Reported): May 26, 1999





                    MERRILL LYNCH MORTGAGE INVESTORS, INC.
            (Exact name of registrant as specified in its charter)


          Delaware                  333-39127              13-5674085
-----------------------------    ----------------      ----------------
(State or Other Jurisdiction       (Commission          (I.R.S. Employer
     of Incorporation)              File Number)        Identification No.)



250 Vesey Street
World Financial Center, North Tower
New York, New York                                            10281
-----------------------------------                    ---------------------
  (Address of Principal                                     (Zip Code)
   Executive Offices)

Registrant's telephone number, including area code (212) 449-1000

-----------------------------------------------------------------------------

Item 5.  Other Events.

Filing of Computational Materials

     In connection with the proposed offering of the C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2 (the "Certificates"), Merrill Lynch & Co. Inc., as the representative of the underwriters (the "Representative"), has prepared certain materials (the "Series Term Sheet" including the "Computational Materials") for distribution to their potential investors. Although Merrill Lynch Mortgage Investors, Inc. (the "Company") provided the Representative with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials.

     For purposes of this Form 8-K, Computational Materials shall mean computer generated tables and/or charts displaying, with respect to the Certificates, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Series Term Sheet including Computational Materials is attached hereto as
Exhibit 99.1.

Item 7.  Financial Statements, Pro Forma Financial

         Information and Exhibits.

(a)      Not applicable.

(b)      Not applicable.

(c)      Exhibits:

         99.1 The Series Term Sheet including Computational Materials, filed on Form 8-K dated May 26, 1999.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  MERRILL LYNCH MORTGAGE INVESTORS,
                                  INC.



                                  By: /s/ Peter Cerwin
                                      -------------------------------
                                      Peter Cerwin
                                      Vice President



Dated:  May 27, 1999

                                 Exhibit Index


Exhibit                                                             Page
-------                                                             ----

99.1     The Series Term Sheet including Computational
         Materials, filed on Form 8-K dated May 26, 1998

                                 Exhibit 99.1

(LOGO OMITTED) MERRILL LYNCH
-------------------------------------------------------------------------------
                              ABS New Transaction

                               REVISED 5/26/99*

                            Computational Materials

                         $300,088,000 (Approximately)

                          [OBJECT OMITTED] C-BASS(SM)
                                           CREDIT-BASED ASSET SERVICING
                                           AND SECURITIZATION LLC


                             C-Bass MORTGAGE LOAN
                          Asset-backed certificates,
                                series 1999-cb2


         Credit-Based Asset Servicing and Securitization LLC (C-BASS)
                                    Seller

                           Litton Loan Servicing LP
                                   Servicer

                    Merrill Lynch Mortgage Investors, Inc.
                                   Depositor

* Please note that only the Group 1 and Group 3 Loan Status tables, which can be found on pages 22 and 32 respectively, have been revised.

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.


Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.


Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.


Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.


Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.


If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


Group 1 Certificates (FHA/VA):
-----------------------------

                                                      Expected                             Payment
               Class                                   Ratings         Average Life         Window          Day
Class         Size(1)           Tranche Type        Moody's/ Duff     To Maturity(3)    To Maturity(3)     Count
-----------------------------------------------------------------------------------------------------------------
1A          $141,832,106        Senior Fixed           Aaa/AAA             5.22             1 - 331       30/360
1A-IO       $144,160,899(2)     Fixed IO               Aaa/AAA             5.45             1 - 311       30/360
1A-PO           $161,894        Fixed PO               Aaa/AAA             5.45             1 - 331       30/360
1M-1          $1,110,000        Fixed Mezzanine         Aa/AA              10.85            1 - 331       30/360
1M-2            $740,000        Fixed Mezzanine          A/A               10.85            1 - 331       30/360
1M-3            $740,000        Fixed Mezzanine        Baa2/BBB            10.85            1 - 331       30/360
-----------------------------------------------------------------------------------------------------------------

(1)  Class sizes are subject to a variance of 10%
(2)  Notional Amount
(3)  100% of prepayment assumption.



Group 2 Certificates:
--------------------

-----------------------------------------------------------------------------------------------------------------
                                               Exp. Ratings     Average     Payment                   Initial
                  Class      Tranche             Moody's/        Life        Window       Day         Wtg Avg
Class         Size(1)          Type            Fitch / Duff   To Call(2)   To Call(2)    Count      Net Life Cap
-----------------------------------------------------------------------------------------------------------------
2A-1(3)       $84,958,000    Senior Flt.(5)     Aaa/AAA/AAA        2.37       1 - 86    Act/360        8.82%
2A-2 (3)      $43,008,000    Senior Flt.(6)     Aaa/AAA/AAA        1.81       1 - 86    Act/360        15.01%
2M-1(4)       $10,529,000    Fixed Mez.          Aa2/AA/AA         4.97      42 - 86    30/360          N/A
2M-2 (4)       $8,909,000    Fixed Mez.           A2/A/A           4.86      40 - 86    30/360          N/A
2B (4)         $8,100,000    Fixed Sub.        Baa3/BBB/BBB        4.80      38 - 86    30/360          N/A
-----------------------------------------------------------------------------------------------------------------

(1) Class sizes are subject to a variance of 10%
(2) 10% Clean up call, 100% of prepayment assumption.
(3) Subject to Available Funds Cap
(4) Subject to a Net WAC Cap
(5) Primarily represents an interest in Sub Pool 2 (6) Primarily represents an interest in Sub Pool 3


Underwriters:                      Merrill Lynch, Pierce, Fenner & Smith
                                   Incorporated, First Union Capital Markets

Depositor:                         Merrill Lynch Mortgage Investors, Inc.

Series:                            C-BASS Mortgage Loan Asset Backed
                                   Certificates, Series 1999-CB2

Seller:                            Credit-Based Asset Servicing and
                                   Securitization LLC (C-BASS)

Servicer:                          Litton Loan Servicing LP, an affiliate of
                                   the Seller.

Trustee:                           The Chase Manhattan Bank

Collateral:

Sub-Pool 1:                        Fixed rate FHA/VA mortgage loans.
Sub-Pool 2:                        Fixed rate, conventional, one- to
                                   four-family, first and second lien mortgage loans.


Sub-Pool 3:                        Adjustable rate, conventional, one- to
                                   four-family, first and second lien mortgage loans.

                                   Each of the Sub-Pools consists of
                                   Performing Mortgage Loans, Sub-Performing
                                   Mortgage Loans and Re-Performing Mortgage
                                   Loans. See Page 13 for more information.

Prepayment Assumption:             15% CPR for Sub Pool 1, 25% CPR for
                                   Sub-Pool 2 and 30% CPR for Sub-Pool 3.

Cut-off Date:                      May 1, 1999

Expected Settlement Date:          On or about June 4, 1999

Distribution Dates:                The 25th day of each month or, if such day
                                   is not a business day, the next succeeding business day, beginning on June 25, 1999.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


Offered Certificates:              The Group 1 Certificates represent an
                                   interest in the principal and interest
                                   distributions of Sub-Pool 1. The Group 2
                                   Certificates represent an interest in the principal and interest distributions of
                                   Sub-Pool 2 and Sub-Pool 3.

Registration:                      Holders of the Offered Certificates may
                                   hold their interest in the Certificates
                                   through DTC, Euroclear or Cedelbank
                                   ("CEDEL").

Optional Termination:              The Seller may purchase all of the mortgage
                                   loans in Sub-Pool 1 and retire the Group 1
                                   Certificates when the current principal
                                   balance of the mortgage loans in Sub-Pool 1 is less than 5% of the principal balance of the mortgage loans in Sub-Pool 1 as of the Cut-off Date.

                                   The Seller may purchase all of the mortgage loans in Sub-Pool 2 and Sub-Pool 3 and retire the Group 2 Certificates when the aggregate current principal balance of the mortgage loans in Sub-Pool 2 and Sub-Pool 3 is less than 10% of the principal balance of the mortgage loans in Sub-Pool 2 and Sub-Pool 3 as of the Cut-off Date.

Advancing:                         The Servicer will be obligated to make
                                   Monthly Advances of delinquent principal and interest (to the extent deemed recoverable).

Prepayment Interest Shortfalls:    The Servicer will be obligated to pay from
                                   its own funds Prepayment Interest
                                   Shortfalls (but only to the extent of 50% of its Servicing Fee for the related
                                   Collection Period).

Servicing Fee:                     0.375% for Sub-Pool 1, 0.50% for Sub-Pool 2
                                   and Sub-Pool 3.

Trustee Fee:                       0.01% per annum.

Special Servicing Fee:             $150 per Mortgage Loan in Sub-Pool 2 and
                                   Sub-Pool 3 that is 90 or more days
                                   delinquent, payable monthly for eighteen consecutive months commencing in the first month after the Cut-off Date in which payments on such Mortgage Loans are 90 or more days delinquent, unless such Mortgage
                                   Loans become less than 90 days delinquent.
                                   The Special Servicing Fee will be
                                   subordinate to cashflows to the offered
                                   certificates.

Tax Status:                        REMIC

ERISA Eligibility:                 The Class 1A, 2A-1, and 2A-2 Certificates
                                   will be ERISA eligible.

SMMEA Eligibility:                 The Class 1A and 1M-1 Certificates will
                                   constitute "mortgage related securities" for the purposes of SMMEA so long as they are rated in one of the two highest rating categories by a nationally recognized statistical rating organization. The Class
                                   1M-2, 1M-3, 2A-1, 2A-2, 2M-1, 2M-2 and 2B
                                   Certificates will not constitute "mortgage related securities".


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2

Group 1 Certificates:
--------------------

Collateral:                        The Group 1 Certificates represent an
                                   interest in the principal and interest
                                   distributions of Sub-Pool 1.

Credit Enhancement:                Group 1
                                   Certificate    Class Size   Subordination
                                   -----------------------------------------
                                   Class 1A         96.00%         4.00%
                                   Class 1M-1        0.75%         3.25%
                                   Class 1M-2        0.50%         2.75%
                                   Class 1M-3        0.50%         2.25%

Pass-Through Rate:                 The Pass-Through Rate on each class of
                                   Group 1 Certificates (except for the Class
                                   1A-IO and Class 1A-PO) will be equal to
                                   7.00%.

Interest Accrual:                  For the Group 1 Certificates, interest will
                                   accrue at the Pass-Through Rate during the month immediately preceding the month in which such Distribution Date occurs (settle with 33 days accrued interest).

Principal Distributions:           Collections of Principal before the
                                   Step-down Date, or during a Trigger Event, will be allocated in the following priority:

                                   1.  During the first 60 months, a
                                         pro-rata share of scheduled principal
                                         and all unscheduled principal allocable
                                         to the Class 1A Certificates, will be
                                         paid until it is fully paid down.

                                   2.  All Group 1 Subordinated Certificates
                                         will receive their pro rata share of
                                         scheduled principal payments based on
                                         their allocable percentages and
                                         beginning in month 61, based on a
                                         standard shifting interest schedule, a
                                         scheduled amount of prepayments.

Application of Realized Losses:    In general, loss protection is accomplished
                                   by allocating realized losses to the
                                   subordinated certificates, beginning with the subordinated certificate with the lowest payment priority, until the principal amount of that subordinated certificate has been reduced to zero.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2




Group 2 Certificates:
--------------------


Collateral:                        The Group 2 Offered Certificates represent
                                   an interest in the principal and interest distributions of Sub-Pool 2 and Sub-Pool 3.
                                   Distribution to the Class 2A-1 and Class
                                   2A-2 Certificates will be based on
                                   collections from Sub Pool 2 and Sub Pool 3, respectively.

Pass-Through Rate:                 The Pass-Through Rate on Class 2A-1 will be
                                   the lesser of: i) the applicable LIBOR Rate
                                   (1-month LIBOR plus the applicable
                                   Pass-Through Margin), ii) the weighted
                                   average of the mortgage rates in Sub Pool 2 and Sub Pool 3 minus the trustee and servicer fee, and iii) the weighted average mortgage rates in Sub Pool 2 minus the trustee and servicer fee (the "Class 2A-1
                                   Available Funds Pass-Through Rate").

                                   The Pass-Through Rate on Class 2A-2 will be the lesser of: i) the applicable LIBOR Rate (1-month LIBOR plus the applicable Pass-Through Margin), and ii) the weighted average mortgage rates in Sub Pool 3 minus the trustee and servicer fee (the "Class 2A-2 Available Funds Pass-Through Rate").

                                   The Pass-Through Rate on Class 2M-1, Class
                                   2M-2 and Class 2B will be equal to a fixed rate, subject to the Net WAC Cap. The Net WAC Cap will equal the weighted average of the mortgage rates in Sub Pool 2 and Sub Pool 3 minus the trustee and servicer fee.

LIBOR Carryover Amount:            If on any Distribution Date, the
                                   Pass-Through Rate on the Class 2A-2
                                   Certificates is limited by the Class 2A-2
                                   Available Funds Pass-Through Rate, the
                                   Certificateholder will be entitled to
                                   receive the excess of i) the interest
                                   distributable had the Class 2A-2
                                   Pass-Through Rate been based on the
                                   applicable LIBOR Rate (but not more than the weighted average maximum mortgage rate on all Sub Pool 3 mortgage loans minus the trustee and servicer fee), over ii) the interest actually distributed based on the Class 2A-2 Available Funds Pass-Through
                                   Rate plus iii) interest thereon at the
                                   applicable Pass-Through Rate.

Coupon Step Up:                    If the Optional Termination of the Group 2
                                   Certificates is not exercised, the
                                   Pass-Through Margin of the Class 2A-1 and
                                   2A-2 Certificates will [double] and the
                                   Pass-Through Rate on the Class 2M-1, 2M-2 and 2B Certificates will increase by 0.50%.

Credit Enhancement:                Class 2A Credit Enhancement

                                   1.   Excess cash

                                   2.   Subordination of Class 2M-1, 2M-2, and
                                        2B certificates, totaling 17.00% of
                                        the original mortgage loan amount and
                                        overcollateralization initially equal
                                        to 4.00% of the original mortgage loan
                                        amount and building to a target of
                                        5.50% of the original mortgage loan
                                        amount.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


Class 2M-1, 2M-2, and 2B Credit Enhancement
-------------------------------------------

                                   1. Excess cash

                                   2. Class 2M-1 is enhanced by 10.50% in
                                      subordinate certificates and
                                      overcollateralization initially equal to
                                      4.00% of the original mortgage loan
                                      amount and building to a target of 5.50% of the original mortgage loan amount.

                                   3. Class 2M-2 is enhanced by 5.00% in
                                      subordinate certificates and
                                      overcollateralization initially equal to
                                      4.00% of the original mortgage loan
                                      amount and building to a target of 5.50% of the original mortgage loan amount.

                                   4. Class 2B is enhanced by
                                      overcollateralization initially equal to
                                      4.00% of the original mortgage loan
                                      amount and building to a target of 5.50% of the original mortgage loan amount.

Overcollateralization:

                                   1. Before the step-down date, the
                                      overcollateralization target is 5.50% of the original mortgage loan amount (subject to a Trigger Event).

                                   2. On and after the step-down date, the
                                      overcollateralization target is 11.00%
                                      of the current aggregate mortgage loan
                                      balance (subject to a Trigger Event).

                                   3. The overcollateralization amount is
                                      subject to a floor of 0.50% of the
                                      original mortgage loan amount (subject
                                      to a Trigger Event).

Application of Realized Losses:    If the bonds outstanding exceed the
                                   Mortgage Loans outstanding, the Class
                                   Certificate Balance of the Class of
                                   Subordinated Certificates then outstanding with the highest numerical Class designation (beginning with the Class 2B
                                   Certificates) will be reduced by the amount of such excess.

Class 2A Interest Accrual:         Interest will accrue from the Distribution
                                   Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date (or, in the case of the first Distribution Date, from the Closing
                                   Date).

Class 2M-1, 2M-2 and 2B
Interest Accrual:                  For the Class 2M-1, Class 2M-2 and Class 2B
                                   interest will accrue at the Pass-Through rate during the month immediately preceding the month in which such Distribution Date occurs (settle with 33 days accrued interest).


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


Interest Cashflow Priority:

                                   1. to the Trustee;

                                   2. to Class 2A Certificate holders, the
                                      related accrued certificate plus the
                                      Class A Interest Carry Forward Amount;

                                   3. to the Class 2M-1 Certificate holders,
                                      to the extent of the Interest Remittance
                                      Amount then remaining, the related
                                      Accrued Certificate Interest Amount;

                                   4. to the Class 2M-2 Certificate holders,
                                      to the extent of the Interest Remittance
                                      Amount then remaining, the related
                                      Accrued Certificate Interest Amount;

                                   5. to the Class 2B Certificate holders, to
                                      the extent of the Interest Remittance
                                      Amount then remaining, the related
                                      Accrued Certificate Interest Amount;

                                   6. to the Monthly Excess Cashflow

Principal Cashflow Priority:

                                   Distributions of principal to the Class 2A
                                   Certificates described below will be paid to the Class 2A-1 and Class 2A-2 Certificates, respectively, in the same proportion as the Sub-Pool 2 and Sub-Pool 3 Principal Distribution Amounts.

                                   o  Collections of Principal before the
                                      Step-down Date, or during a Trigger
                                      Event, will be allocated in the
                                      following priority:

                                   1. to the Class 2A Certificate holders,
                                      100% of the Principal Distribution
                                      Amount until the Class 2A Certificate
                                      Balance has been reduced to zero;

                                   2. once the balance of the Class 2A
                                      certificates has been reduced to zero,
                                      the Holders of the subordinate
                                      certificates will be entitled to receive
                                      100% of the Principal Distribution
                                      Amount (in sequential order 2M-1, 2M-2
                                      and then 2B) until the Class Certificate balance has been reduced to zero.

                                   3. to Monthly Excess cashflow




-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



Principal Cashflow Priority (continued):

                                   o  Collections of principal on and after
                                      the step-down date (and if no trigger
                                      event is in effect) will be allocated in the following priority:

                                   1. Pay Class 2A, 2M-1, 2M-2, and 2B in
                                      accordance with enhancement targets
                                      equal to 2.0 times the enhancement for
                                      each class:

                                             Target Credit
                                          Targeted % of Pool      Enhancement
                                          -----------------------------------

               Class 2A                         55.00%              45.00%
               Class 2M-1                       13.00%              32.00%
               Class 2M-2                       11.00%              21.00%
               Class 2B                         10.00%              11.00%
               Overcollateralization            11.00%
                                               100.00%

Monthly Excess Cashflow Priority

                                   1. to fund the Class 2A Interest Carry
                                      Forward Amount, if any;

                                   2. to fund the Extra Principal Distribution
                                      Amount for such Distribution Date to the Class 2A-1 and Class 2A-2 Certificates, respectively, in the same proportion as the Sub Pool 2 and Sub Pool 3 Principal Distribution Amount.

                                   3. to fund the Class 2M-1 Interest Carry
                                      Forward Amount, if any;

                                   4. to fund the Class 2M-1 Realized Loss
                                      Amortization Amount for such
                                      Distribution Date;

                                   5. to fund the Class 2M-2 Interest Carry
                                      Forward Amount, if any.

                                   6. to fund the Class 2M-2 Realized Loss
                                      Amortization Amount for such
                                      Distribution Date;

                                   7. to fund the Class 2B Interest Carry
                                      Forward Amount, if any;

                                   8. to fund the Class 2B Realized Loss
                                      Amortization Amount for such
                                      Distribution Date;

                                   9. to cover losses in Sub-Pool 1;

                                  10. to fund the aggregate amount of LIBOR
                                      Carryover Amount;

                                  11. the Special Servicing Fee; and

                                  12. to fund a distribution to the Holders
                                      of the Residual Certificates.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


Step-down Date:                    The later to occur of (x) the Distribution
                                   Date in June 2002 and (y) the first
                                   Distribution Date on which the Senior
                                   Enhancement Percentage (prior to taking
                                   into account principal distributions on the bonds and after taking into account distributions of principal on the collateral on such Distribution Date) is greater than or equal to the Senior
                                   Specified Enhancement Percentage.

Trigger Event:                     A Trigger Event has occurred on a
                                   Distribution Date if the three- month
                                   rolling average of 60+ Day Delinquent Loans equals or exceeds [47%] of the Senior
                                   Enhancement Percentage; provided, that if the Class Certificate Balance of the Class
                                   A Certificates has been reduced to zero, a Trigger Event will have occurred if the three-month rolling average of 60+ Day
                                   Delinquent Loans equals or exceeds
                                   [21.15%].

Senior Enhancement Percentage:     For any Distribution Date is the percentage
                                   obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Subordinated Certificates and (ii) the
                                   Overcollateralization Amount, by (y) the
                                   Pool Principal Balance as of the last day of the related Collection Period.

Senior Specified Enhancement
Percentage:                        On any date of determination thereof means
                                   45.00%


-------------------------------------------------------------------------------
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-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2




Average Life Sensitivity (to call)


                                                          % of Prepayment Assumption
---------------------------------------------------------------------------------------------------------------------------
                          25%             50%           75%           100%           125%          150%          175%
---------------------------------------------------------------------------------------------------------------------------
Avg. Life (yrs.)
/Window (mos)
Class 1A              12.11/1-295     8.75/1-270     6.55/1-231    5.06/1-190     4.05/1-157    3.33/1-132    2.80/1-112
Class 1A-IO           12.22/1-295     8.92/1-270     6.74/1-231    5.28/1-190     4.26/1-157    3.54/1-132    3.00/1-112
Class 1A-PO           12.35/1-295     8.94/1-270     6.73/1-231    5.26/1-190     4.25/1-157    3.53/1-132    2.99/1-112
Class 1M-1            14.90/1-295     13.01/1-270   11.52/1-231    10.32/1-190    9.36/1-157    8.57/1-132    7.84/1-112
Class 1M-2            14.90/1-295     13.01/1-270   11.52/1-231    10.32/1-190    9.36/1-157    8.57/1-132    7.84/1-112
Class 1M-3            14.90/1-295     13.01/1-270   11.52/1-231    10.32/1-190    9.36/1-157    8.57/1-132    7.84/1-112

Class 2A-1             7.74/1-255     4.75/1-167     3.26/1-116     2.37/1-86      1.70/1-67     1.17/1-35    0.96/1-29
Class 2A-2             7.39/1-255     4.00/1-167     2.61/1-116     1.81/1-86      1.21/1-67     0.93/1-30    0.76/1-24
Class 2M-1            15.09/99-255    9.26/54-167   6.31/37-116    4.97/42-86     4.82/49-67    4.13/35-54    2.61/29-35
Class 2M-2            15.09/99-255    9.26/54-167   6.31/37-116    4.86/40-86     4.31/43-67    4.33/47-54    3.50/35-44
Class 2B              15.09/99-255    9.26/54-167   6.31/37-116    4.80/38-86     4.09/39-67    3.83/41-54    3.64/43-44
---------------------------------------------------------------------------------------------------------------------------



Average Life Sensitivity (to maturity)


                                                          % of Prepayment Assumption
---------------------------------------------------------------------------------------------------------------------------
                          25%             50%           75%           100%           125%          150%          175%
---------------------------------------------------------------------------------------------------------------------------
Avg. Life (yrs.)
/Window (mos)

Class 1A              12.15/1-331     8.83/1-331     6.68/1-331    5.22/1-331    4.20/1-331    3.46/1-331     2.90/1-331

Class 1A-IO           12.26/1-311     9.01/1-311     6.88/1-311    5.45/1-311    4.44/1-311    3.70/1-311     3.15/1-311
Class 1A-PO           12.49/1-331     9.08/1-331     6.90/1-331    5.45/1-331    4.43/1-331    3.69/1-331     3.14/1-331
Class 1M-1            14.95/1-331     13.16/1-331   11.84/1-331   10.85/1-331   10.10/1-331    9.50/1-331     9.03/1-331
Class 1M-2            14.95/1-331     13.16/1-331   11.84/1-331   10.85/1-331   10.10/1-331    9.50/1-331     9.03/1-331
Class 1M-3            14.95/1-331     13.16/1-331   11.84/1-331   10.85/1-331   10.10/1-331    9.50/1-331     9.03/1-331

Class 2A1              8.03/1-346     5.14/1-313     3.60/1-246    2.65/1-189    1.93/1-152     1.17/1-35     0.96/1-29
Class 2A2              7.58/1-333     4.08/1-229     2.65/1-150    1.83/1-103    1.21/1-71      0.93/1-30     0.76/1-24
Class 2M-1            15.80/99-338   10.05/54-284   6.96/37-213   5.50/42-165   5.23/49-130    5.89/35-123    2.61/29-35
Class 2M-2            15.78/99-333   10.00/54-269   6.92/37-198   5.35/40-153   4.69/43-120    4.72/47-97    5.30/35-102
Class 2B              15.72/99-323    9.88/54-248   6.83/37-179   5.22/38-138   4.42/39-108    4.09/41-87     4.16/43-72
---------------------------------------------------------------------------------------------------------------------------



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statement. If you have not received the statement, call your Merrill Lynch
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-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



Class 2A-2 Excess Spread Analysis (under pricing scenario)

                Available Funds                   Excess
   Period         Cap Rate (1)             Spread Available(1)
   ------         ------------             -------------------
      1              8.91%                        3.64%
      2               8.96                         3.69
      3               9.09                         3.82
      4               9.09                         3.82
      5               9.13                         3.86
      6               9.14                         3.87
      7               9.14                         3.87
      8               9.15                         3.88
      9               9.22                         3.95
     10               9.22                         3.95
     11               9.22                         3.95
     12               9.22                         3.95
     13               9.28                         4.01
     14               9.38                         4.11
     15               9.48                         4.21
     16               9.56                         4.29
     17               9.69                         4.42
     18               9.80                         4.53
     19               9.88                         4.61
     20               9.90                         4.63
     21               9.90                         4.63
     22               9.90                         4.63
     23               9.95                         4.68
     24               9.95                         4.68
     25               9.95                         4.68
     26               9.95                         4.68
     27               9.95                         4.68
     28               9.95                         4.68
     29               9.95                         4.68
     30               9.95                         4.68
     31               9.95                         4.68
     32               9.95                         4.68
     33               9.95                         4.68
     34               9.95                         4.68
     35               9.95                         4.68
     36               9.95                         4.68




(1) Assumes 1 month LIBOR=4.92%, 6 month LIBOR=5.14%, 1 year CMT=4.92%, Class 2A-2 Margin = 0.35%, Expenses = 0.51% for Sub-Pool 3.


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-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2




Collateral Overview

The Mortgage Pool will consist of three sub-pools (Sub-Pool 1, Sub-Pool 2 and Sub-Pool 3). The Mortgage Loans in Sub-Pool 1 are fixed rate FHA/VA mortgage loans. The Mortgage Loans in Sub-Pool 2 are fixed rate, conventional, one- to four-family, first and second lien mortgage loans. The Mortgage Loans in Sub-Pool 3 are adjustable rate, conventional, one- to four-family, first and second lien mortgage loans. Each of Sub-Pool 1, Sub-Pool 2 and Sub-Pool 3 consists of Performing Mortgage Loans, Sub-Performing Mortgage Loans and Re-Performing Mortgage Loans.

Performing Mortgage Loans

"Performing Mortgage Loan" is a Mortgage Loan (which might be a Forbearance Plan Mortgage Loan or a Bankruptcy Plan Mortgage Loan) pursuant to which no payment due under the related mortgage note (or any modification thereto) prior to the Cut-off Date, is 30 days Delinquent.


Sub-Performing Mortgage Loan


"Sub-Performing Mortgage Loan" is a Mortgage Loan pursuant to which a payment due prior to the Cut-off Date under the terms of the related mortgage note (or any modification thereto), is at least 30 but not more than 89 days Delinquent. Certain Sub-Performing Mortgage Loans have been modified in writing and are also characterized as follows:


Re-Performing Mortgage Loan


A "Re-Performing Mortgage Loan" is a Mortgage Loan (that might be a Forbearance Plan Mortgage Loan or a Bankruptcy Plan Mortgage Loan) which had defaulted in the past and which is currently at least 90 days Delinquent with respect to certain Regular Scheduled Payments but which satisfies one of the following criteria (the "Re-Performance Test"):

                    (i) the mortgagor has made at least three aggregate
                        Regular Scheduled Payments in the three calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to April 1, 1999), or

                   (ii) the mortgagor has made at least four aggregate
                        Regular Scheduled Payments in the four calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to March 1, 1999), or

                  (iii) the mortgagor has made at least five aggregate
                        Regular Scheduled Payments in the five calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to February 1, 1999).


Forbearance Plan Mortgage Loan


"Forbearance Plan Mortgage Loan" is a Mortgage Loan in which the related mortgagor must make monthly payments ("Modified Scheduled Payments") in an amount at least equal to the sum of (i) the amount of the monthly scheduled payment of principal and interest determined in accordance with such mortgage loan's original amortization schedule ("Regular Scheduled Payments") plus (ii) an additional amount to be applied to pay down the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date plus the aggregate amount of tax and insurance advances made with respect to such Mortgage Loan to the extent remaining outstanding as of the Cut-off Date.



-------------------------------------------------------------------------------
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statement. If you have not received the statement, call your Merrill Lynch
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-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


Bankruptcy Plan Mortgage Loan


"Bankruptcy Plan Mortgage Loan" is a Mortgage Loan in which the related mortgagor defaulted and, after default, became the subject of a case under Title 11 of the United States Code (the "Bankruptcy Code") and, as of the Cut-off Date, had a confirmed bankruptcy plan. Each such bankruptcy plan generally requires the related mortgagor to make Modified Scheduled Payments in an amount at least equal to (i) the Regular Scheduled Payment plus (ii) an additional amount sufficient to pay down overdue amounts resulting from the period of default, generally over a period of three to five years from the commencement of such bankruptcy plan.


Arrearage


With respect to certain Delinquent Mortgage Loans, the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date, together with any outstanding servicing advances on such Mortgage Loans, is referred to as the "Arrearage." The Servicer has previously made advances in respect of the Arrearages. Any Arrearage shall not be included as part of the Trust Fund and, accordingly, payments with respect to Arrearage will not be payable to the Certificateholders as and when received. However, the Servicer shall be required to make servicing advances on Delinquent Mortgage Loans and make advances of delinquent payments of principal and interest on Delinquent Mortgage Loans, each to the extent such advances are deemed recoverable, until such Mortgage Loans become current.


FHA Mortgage Loans

The FHA Mortgage Loans will be insured by the Federal Housing Administration ("FHA") of the United States Department of Housing and Urban Development ("HUD") as authorized under the National Housing Act of 1934, as amended (the "National Housing Act"), and the United States Housing Act of 1937, as amended (the "United States Housing Act"). No FHA Mortgage Loan may have an interest rate or original principal amount exceeding the applicable FHA limits at the time of origination of such FHA Mortgage Loan.


VA Mortgage Loans

The VA Mortgage Loans will be partially guaranteed by The United States Department of Veterans Affairs (the "VA") under the Servicemen's Readjustment Act of 1944, as amended. The Servicemen's Readjustment Act of 1944, as amended, permits a veteran (or in certain instances the spouse of a veteran) to obtain a mortgage loan guarantee by the VA covering mortgage financing of the purchase of a one- to four-family dwelling unit at interest rates permitted by the VA. The program has a current mortgage loan limit of $203,000, requires no down payment from the purchaser and permits the guarantee of mortgage loans of generally up to 30 years' duration. However, no VA Mortgage Loan will have an original principal amount greater than five times the amount of the related guarantee.


-------------------------------------------------------------------------------
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statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


Mortgage Loan Characteristics

Sub-Pool 1 - FHA/VA

The following summarizes the characteristics of the Mortgage Loans (percentages are based on the aggregate Principal Balances as of 5/1/99 cut-off date). The characteristics of the Mortgage Loans in the Prospectus Supplement may differ than the characteristics below.



Aggregate Current Principal Balance:                                               $147,913,418
 Average Outstanding Principal Balance:                                                 $72,153
 Range of Outstanding Principal Balances:                                $1,367    to  $278,075
 Average Original Principal Balance:
                                                                                         75,901
 Range of Original Principal Balances:                                   $9,700    to  $280,011
 Loans With Prepayment Penalties:                                                         0.02%

 FHA Mortgage Loans:                                                                     73.69%
 VA Mortgage Loans:                                                                      26.31%
Sub-Prime Loans                                                                           0.00%

Performing Loans                                                                         40.02%
Sub-Performing Loans                                                                     33.47%
     Sub-Performing Loans that are Forbearance Plan Loans                                 3.70%
     Sub-Performing Loans that are Bankruptcy Plan Loans                                  2.79%
Re-Performing Loans                                                                      26.51%
     Re-Performing Loans that are Forbearance Plan Loan                                   0.73%
     Re-Performing Loans that are Bankruptcy Plan Loan                                   13.29%

 Weighted Average Loan Rate:                                                             8.567%
 Range of Loan Rates:                                                      6.875%   to   15.50%
 Weighted Average LTV:                                                                   98.52%
 Weighted Average Original Term to Maturity:                                                357
 Weighted Average Remaining Term to Stated Maturity:                                        311
Balloon Loans                                                                             0.01%
Second Liens                                                                              6.94%
Max Zip Code Concentration (%)                                                            0.60%
Max Zip Code Concentration (zip)                                                          20735
Geographic Concentrations in Excess of 5%:
 California                                                                              21.30%
 New York                                                                                10.27%
 Texas                                                                                    8.89%
 Florida                                                                                  6.19%
 New Jersey                                                                               5.06%



-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


Mortgage Loan Characteristics

Sub-Pool 2 - Fixed

The following summarizes the characteristics of the Mortgage Loans (percentages are based on the aggregate Actual Principal Balances as of 5/1/99 cut-off date). The characteristics of the Mortgage Loans in the Prospectus Supplement may differ than the characteristics below.


Aggregate Current Principal Balance:                                          $107,542,175
 Average Outstanding Principal Balance:                                            $84,812
 Range of Outstanding Principal Balances:                               $1,755 to $701,425
 Average Original Principal Balance:                                               $86,430
 Range of Original Principal Balances:                                  $4,000 to $715,000
 Loans With Prepayment Penalties:                                                   23.72%

Sub-Prime Loans                                                                     37.23%

Performing Loans                                                                    90.18%
Sub-Performing Loans                                                                 8.42%
     Sub-Performing Loans that are Forbearance Plan Loans                            0.10%
     Sub-Performing Loans that are Bankruptcy Plan Loans                             0.00%
Re-Performing Loans                                                                  1.41%
     Re-Performing Loans that are Forbearance Plan Loan                              0.04%
     Re-Performing Loans that are Bankruptcy Plan Loan                               1.08%

 Weighted Average Loan Rate:                                                        9.332%
 Range of Loan Rates:                                                      5.00% to 21.00%
 Weighted Average Combined LTV:                                                     78.25%
 Weighted Average Original Term to Maturity:                                           312
 Weighted Average Remaining Term to Stated Maturity:                                   299
Balloon Loans                                                                       10.25%
Max Zip Code Concentration (%)                                                       1.09%
Max Zip Code Concentration (zip)                                                     99301
Geographic Concentrations in Excess of 5%:
 California                                                                         28.97%
 Florida                                                                            11.36%
 Washington                                                                          7.43%
 Texas                                                                               5.69%



-------------------------------------------------------------------------------
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not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2

Mortgage Loan Characteristics

Sub-Pool 3 - ARMS

The following summarizes the characteristics of the Mortgage Loans (percentages are based on the aggregate Actual Principal Balances as of 5/1/99 cut-off date). The characteristics of the Mortgage Loans in the Prospectus Supplement may differ than the characteristics below.


Aggregate Current Principal Balance:                                      $54,440,615
 Average Outstanding Principal Balance:                                      $105,916
 Range of Outstanding Principal Balances:                            $482 to $816,005
 Average Original Principal Balance:                                      $107,987.20
 Range of Original Principal Balances:                            $19,200 to $825,000
 Loans With Prepayment Penalties:                                              42.52%
Index
     6ML                                                                       73.18%
     1 YR CMT                                                                  26.02%
     Other                                                                      0.80%
Mortgage Interest Rates by Index
     6ML                                                                       10.17%
     1 YR CMT                                                                   7.33%
     Other                                                                      8.62%
Gross Margin Weighted Avg by Index
     6ML                                                                        6.38%
     1 YR CMT                                                                   2.73%
     Other                                                                      3.69%

 FHA Mortgage Loans:                                                           20.04%
 VA Mortgage Loans:                                                             1.53%
Sub-Prime Loans                                                                66.52%
Performing Loans                                                               76.37%
Sub-Performing Loans                                                           19.77%
     Sub-Performing Loans that are Forbearance Plan Loans                       2.60%
     Sub-Performing Loans that are Bankruptcy Plan Loans                        0.81%
Re-Performing Loans                                                             3.85%
     Re-Performing Loans that are Forbearance Plan Loan                         0.19%
     Re-Performing Loans that are Bankruptcy Plan Loan                          2.09%

 Weighted Average Loan Rate:                                                    9.42%
 Range of Loan Rates:                                                    5.38%-14.30%
 Weighted Average LTV:                                                         80.10%
 Weighted Average Original Term to Maturity:                                      358
 Weighted Average Remaining Term to Stated Maturity:                              340
 Weighted Average Maximum Loan Rate:                                           15.52%
Range of Maximum Loan Rates:                                           0.00% - 21.30%
 Weighted Average Minimum Loan Rate:                                            8.24%
Range of Minimum Loan Rates                                              0.00%-14.30%
 Weighted Average Initial Rate Adjustment Cap:                                  1.73%
Range of Initial Rate Adjustment Caps:                                  0.00% - 7.00%
 Weighted Average Periodic Rate Adjustment Cap:                                 1.26%
Range of Periodic Rate Adjustment Caps                                  0.00% - 3.00%
 Weighted Average Months to Next Roll:                                          11.98
Range of Months to Next Roll:                                                  1 - 50
Weighted Average Interest Roll Frequency:                                           8
Max Zip Code Concentration (%)                                                  1.50%
Max Zip Code Concentration (zip)                                                94506
Geographic Concentrations in Excess of 5%:
 California                                                                   21.14%
 Florida                                                                      12.94%
 Illinois                                                                      9.47%
 New Jersey                                                                    6.53%


-------------------------------------------------------------------------------
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not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------



                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



                         Cut-off Date Principal Balances of the FHA/VA Mortgage Loans (1)

                                 Number of      Principal Balance      % of Aggregate Principal Balance of
                                  Mortgage      Outstanding as of         Loan Group Outstanding as of
 Principal Balance ($)             Loans         the Cut-off Date               the Cut-off Date
----------------------------------------------------------------------------------------------------------
   1,367 -     50,000               582             20,439,129                        13.82
  50,001 -    100,000             1,078             76,584,395                        51.78
 100,001 -    150,000               316             37,941,150                        25.65
 150,001 -    200,000                66             11,109,872                         7.51
 200,001 -    250,000                 6              1,299,142                         0.88
 250,001 -    278,075                 2                539,729                         0.36
                            ------------------------------------------------------------------------------
Total....................         2,050           $147,913,418                       100.00%
                            ==============================================================================
---------------
(1)  The average Cut-off Date Principal Balance of the FHA/VA Mortgage Loans was approximately $72,153.





                            Original Terms to Maturity of the FHA/VA Mortgage Loans(1)

                               Number          Principal Balance        % of Aggregate Principal Balance of
                            of Mortgage        Outstanding as of         Loan Group Outstanding as of the
Original Term (months)         Loans           the Cut-off Date                    Cut-off Date
------------------------------------------------------------------------------------------------------------

    120  -   120                   1                    52,075                          0.04
    121  -   180                  41                 1,591,692                          1.08
    181  -   240                  16                   660,542                          0.45
    241  -   300                  18                 1,025,118                          0.69
    301  -   360               1,974               144,583,991                         97.75
                       ------------------------------------------------------------------------------
Total.............             2,050              $147,913,418                        100.00%
                       ==============================================================================
--------------------
(1)      The weighted average original term of the FHA/VA Mortgage Loans was approximately 357 months.



                                     Property Types of the FHA/VA Mortgage Loans

                                 Number           Principal Balance        % of Aggregate Principal Balance of
                              of Mortgage         Outstanding as of         Loan Group Outstanding as of the
        Property Type            Loans            the Cut-off Date                    Cut-off Date
--------------------------------------------------------------------------------------------------------------
Single Family Detached           1,756               128,134,422                         86.63
Four Family                        198                11,696,071                          7.91
Two Family                          33                 2,877,352                          1.95
Condominium                         25                 1,740,355                          1.18
PUD (1)                             13                 1,358,214                          0.92
Three Family                         9                   827,817                          0.56
Townhouse                            9                   654,329                          0.44
Mixed Use                            2                   394,492                          0.27
Manufactured Home                    5                   230,368                          0.16
                       --------------------------------------------------------------------------------------

     Total............           2,050              $147,913,418                        100.00%
                       ======================================================================================

--------------------
(1)   PUD refers to a Planned Unit Development.



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not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2




                                    Occupancy Status of the FHA/VA Mortgage Loans

                                                  Principal Balance       % of Aggregate Principal Balance of
                                Number            Outstanding as of         Loan Group Outstanding as of the
Occupancy Status          of Mortgage Loans        the Cut-off Date                   Cut-off Date
-----------------------------------------------------------------------------------------------------------------------
Primary                         1,982                143,417,803                         96.96
Investment                         68                  4,495,615                          3.04
                          ---------------------------------------------------------------------------------------------
     Total................      2,050               $147,913,418                        100.00%
                          =============================================================================================



                               Purpose of the FHA/VA Mortgage Loans

                                                            Principal Balance       % of Aggregate Principal Balance of
                                     Number            Outstanding as of         Loan Group Outstanding as of the
           Purpose             of Mortgage Loans        the Cut-off Date                   Cut-off Date
-----------------------------------------------------------------------------------------------------------------------

Purchase                              1,777                123,515,655                         83.51
Rate/Term Refinance                     254                 22,798,964                         15.41
Cashout                                  19                  1,598,799                          1.08
                               ----------------------------------------------------------------------------------------
     Total....................        2,050               $147,913,418                        100.00%
                               ========================================================================================



                                      Loan Rates of the FHA/VA Mortgage Loans(1)

                                                            Principal Balance       % of Aggregate Principal Balance of
                                          Number            Outstanding as of         Loan Group Outstanding as of the
        Loan Rate (%)               of Mortgage Loans        the Cut-off Date                   Cut-off Date
-----------------------------------------------------------------------------------------------------------------------

        6.88  -    7.00                      26                  2,720,080                          1.84
        7.01  -    7.50                     102                  8,620,685                          5.83
        7.51  -    8.00                     584                 48,117,230                         32.53
        8.01  -    8.50                     585                 43,142,115                         29.17
        8.51  -    9.00                     264                 18,186,730                         12.30
        9.01  -    9.50                     233                 14,206,843                          9.60
        9.51  -   10.00                      97                  5,668,683                          3.83
       10.01  -   10.50                      85                  4,383,657                          2.96
       10.51  -   11.00                      10                    556,077                          0.38
       11.01  -   11.50                      19                    718,071                          0.49
       11.51  -   12.00                      16                    601,902                          0.41
       12.01  -   12.50                       8                    311,270                          0.21
       12.51  -   13.00                       9                    246,765                          0.17
       13.01  -   13.50                       5                    210,397                          0.14
       13.51  -   14.00                       4                    139,219                          0.09
       15.01  -   15.50                       3                     83,695                          0.06
                               ----------------------------------------------------------------------------------------
     Total.....................                  2,050               $147,913,418                        100.00%
                               ========================================================================================
------------------
(1)  The weighted average Loan Rate of the FHA/VA Mortgage Loans as of the Cut-off Date was approximately 8.567% per annum.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



                          Original Loan-to-Value Ratios of the FHA/VA Mortgage Loans(1)

                                          Number           Principal Balance      % of Aggregate Principal Balance of
                                       of Mortgage         Outstanding as of        Loan Group Outstanding as of the
Original Loan-to-Value Ratio (%)          Loans            the Cut-off Date                   Cut-off Date
---------------------------------------------------------------------------------------------------------------
       0.00  -     10.00                  639                 47,166,042                         31.89
      20.01  -     30.00                    3                     34,381                          0.02
      30.01  -     40.00                    3                     81,193                          0.05
      40.01  -     50.00                    2                     55,866                          0.04
      50.01  -     60.00                    8                    295,287                          0.20
      60.01  -     70.00                    8                    427,812                          0.29
      70.01  -     80.00                   20                  1,222,541                          0.83
      80.01  -     90.00                   73                  4,799,888                          3.25
      90.01  -    100.00                  762                 57,886,688                         39.14
     100.01  -    110.00                  515                 34,793,773                         23.52
     110.01  -    120.00                   13                    882,435                          0.60
     120.01  -    124.34                    4                    267,512                          0.18
                               ----------------------------------------------------------------------------------------
     Total.....................         2,050               $147,913,418                        100.00%
                               ========================================================================================

------------------
(1)  The weighted average original Loan-to-Value Ratio of the FHA/VA Mortgage Loans as of the Cut-off Date was
     approximately 98.53%.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


                          Geographic Distribution of the FHA/VA Mortgaged Properties(1)

                                 Number        Principal Balance     % of Aggregate Principal Balance of
                              of Mortgage      Outstanding as of       Loan Group Outstanding as of the
Location                         Loans          the Cut-off Date                 Cut-off Date
--------------------------------------------------------------------------------------------------------
Alabama                              15                785,920                          0.53
Alaska                                1                 44,600                          0.03
Arizona                              31              2,141,678                          1.45
Arkansas                             32              1,699,292                          1.15
California                          324             31,502,835                         21.30
Colorado                             20              1,717,107                          1.16
Connecticut                          14              1,416,890                          0.96
Delaware                              2                145,447                          0.10
District Of Columbia                  6                555,975                          0.38
Florida                             145              9,148,642                          6.19
Georgia                              55              3,567,042                          2.41
Idaho                                 4                282,635                          0.19
Illinois                             75              5,405,004                          3.65
Indiana                              29              1,474,398                          1.00
Iowa                                  2                 70,262                          0.05
Kansas                                7                391,746                          0.26
Kentucky                              6                247,380                          0.17
Louisiana                            17                868,972                          0.59
Maine                                 5                379,628                          0.26
Maryland                             67              6,663,016                          4.50
Massachusetts                        24              2,183,403                          1.48
Michigan                             84              5,284,961                          3.57
Minnesota                            14                915,527                          0.62
Mississippi                          10                546,525                          0.37
Missouri                             38              2,203,742                          1.49
Montana                               9                734,862                          0.50
Nebraska                              6                247,321                          0.17
Nevada                               38              3,184,327                          2.15
New Hampshire                         8                750,213                          0.51
New Jersey                           85              7,477,639                          5.06
New Mexico                            5                347,122                          0.23
New York                            204             15,195,853                         10.27
North Carolina                       33              2,300,743                          1.56
Ohio                                 53              2,884,990                          1.95
Oklahoma                             18                880,689                          0.60
Oregon                                9                846,898                          0.57
Pennsylvania                         77              4,646,094                          3.14
Rhode Island                          6                484,687                          0.33
South Carolina                        8                417,574                          0.28
South Dakota                          1                 52,162                          0.04
Tennessee                            84              5,199,342                          3.52
Texas                               250             13,155,610                          8.89
Utah                                 10                815,134                          0.55
Virginia                             48              3,312,111                          2.24
Washington                           38              3,522,017                          2.38
West Virginia                        11                754,183                          0.51
Wisconsin                            22              1,061,217                          0.72
                             --------------------------------------------------------------------------
 Total..............              2,050           $147,913,418                        100.00%
                             ==========================================================================

--------------------
(1)  The greatest ZIP Code geographic concentration of FHA/VA Mortgage Loans, by Cut-off Date Principal Balance, was
     approximately 0.60% in the 20735 ZIP Code.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



                               Documentation Level of the FHA/VA Mortgage Loans(1)

                                                          Principal Balance       % of Aggregate Principal Balance of
                                         Number          Outstanding as of        Loan Group Outstanding as of the
Documentation Level                 of Mortgage Loans     the Cut-off Date                  Cut-off Date
----------------------------------------------------------------------------------------------------------------------
Alternate Documentation                     66                4,519,266                           3.06
Full Documentation                       1,737              120,946,169                          81.77
Limited Documentation                      246               22,330,514                          15.10
No Documentation                             1                  117,468                           0.08
                                   ----------------------------------------------------------------------------------
     Total...................            2,050             $147,913,418                         100.00%
                                   ==================================================================================

--------------------
(1)  For a description of each documentation level, see "The Seller - Underwriting Standards" herein.




                                       Status of the FHA/VA Mortgage Loans

                                                          Principal Balance       % of Aggregate Principal Balance of
                                          Number          Outstanding as of        Loan Group Outstanding as of the
Status                               of Mortgage Loans     the Cut-off Date                  Cut-off Date
---------------------------------------------------------------------------------------------------------------------
CURRENT                                    796             59,192,554                          40.02
30DPD                                      383             28,801,202                          19.47
60DPD                                      279             20,713,384                          14.00
REPERF                                     592             39,206,278                          26.51
                                    --------------------------------------------------------------------------------
     Total........................       2,050           $147,913,418                         100.00%
                                    ================================================================================




                       Cut-off Date Principal Balances of the Fixed Rate Mortgage Loans(1)

                                                     Principal Balance       % of Aggregate Principal Balance of
                                   Number of         Outstanding as of          Loan Group Outstanding as of
       Principal Balance ($)     Mortgage Loans      the Cut-off Date                 the Cut-off Date
----------------------------------------------------------------------------------------------------------------

    1,755 -    50,000                 552              16,659,693                         15.49
   50,001 -   100,000                 359              25,482,792                         23.70
  100,001 -   150,000                 158              19,424,331                         18.06
  150,001 -   200,000                 104              17,828,936                         16.58
  200,001 -   250,000                  38               8,651,833                          8.05
  250,001 -   300,000                  27               7,384,333                          6.87
  300,001 -   350,000                  13               4,221,815                          3.93
  350,001 -   400,000                   3               1,119,259                          1.04
  400,001 -   450,000                   6               2,532,032                          2.35
  450,001 -   500,000                   6               2,867,247                          2.67
  650,001 -   700,000                   1                 668,479                          0.62
  700,001 -   701,425                   1                 701,425                          0.65
                              ---------------------------------------------------------------------------------
  Total...................          1,268            $107,542,175                        100.00%
                              =================================================================================
----------------------
(1)      The average Cut-off Date Principal Balance of the Fixed Mortgage Loans was approximately $84,812.

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2




                          Original Terms to Maturity of the Fixed Rate Mortgage Loans(1)

                                      Number           Principal Balance          % of Aggregate Principal Balance of
                                   of Mortgage         Outstanding as of           Loan Group Outstanding as of the
Original Term (months)                Loans             the Cut-off Date                     Cut-off Date
----------------------------------------------------------------------------------------------------------------------
       24 -    60                      13                    490,921                            0.46
       61 -   120                      54                  1,740,560                            1.62
      121 -   180                     362                 19,862,178                           18.47
      181 -   240                     100                  4,091,078                            3.80
      241 -   300                      51                  6,261,208                            5.82
      301 -   360                     687                 75,072,829                           69.81
      421 -   480                       1                     23,401                            0.02
                                --------------------------------------------------------------------------------------
  Total.....................        1,268               $107,542,175                        100.00%
                                ======================================================================================
--------------------
(1)      The weighted average original term of the Fixed Mortgage Loans was approximately 312 months.



                                   Property Types of the Fixed Rate Mortgage Loans

                                 Number           Principal Balance       % of Aggregate Principal Balance of
                              of Mortgage         Outstanding as of        Loan Group Outstanding as of the
   Property Type                 Loans            the Cut-off Date                  Cut-off Date
--------------------------------------------------------------------------------------------------------------
Single Family Detached            1,085            93,314,423                        86.77
Two Family                           38             3,877,935                         3.61
Condominium                          44             3,275,476                         3.05
PUD (1)                              29             2,653,203                         2.47
Manufactured Home                    47             2,250,478                         2.09
Four Family                          10               954,707                         0.89
Three Family                          6               622,154                         0.58
Townhouse                             6               362,478                         0.34
Mixed Use                             1               142,339                         0.13
Multi Family                          2                88,981                         0.08
                          -----------------------------------------------------------------------------------
      Total...................    1,268          $107,542,175                      100.00%
                         =====================================================================================
--------------------
(1)      PUD refers to a Planned Unit Development.



S

                                  Occupancy Status of the Fixed Rate Mortgage Loans

                                Number           Principal Balance          % of Aggregate Principal Balance of
                             of Mortgage         Outstanding as of           Loan Group Outstanding as of the
Occupancy Status                Loans             the Cut-off Date                     Cut-off Date
---------------------------------------------------------------------------------------------------------------
Primary                         1,135                 97,917,764                         91.05
Investment                        126                  8,829,661                          8.21
Second Home                         7                    794,749                          0.74
                         --------------------------------------------------------------------------------------
     Total...............       1,268               $107,542,175                        100.00%
                         ======================================================================================


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



                                  Purpose of the Fixed Rate Mortgage Loans

                                  Number           Principal Balance          % of Aggregate Principal Balance of
                               of Mortgage         Outstanding as of           Loan Group Outstanding as of the
           Purpose                Loans             the Cut-off Date                     Cut-off Date
------------------------------------------------------------------------------------------------------------------
Purchase                            656                53,331,062                          49.59
Rate/Term Refinance                 235                27,836,804                          25.88
Cashout                             377                26,374,309                          24.52
                              ------------------------------------------------------------------------------------
     Total.................       1,268              $107,542,175                         100.00%
                              ====================================================================================




                               Current Loan Rates of the Fixed Rate Mortgage Loans (1)

                                   Number           Principal Balance          % of Aggregate Principal Balance of
                                of Mortgage         Outstanding as of           Loan Group Outstanding as of the
  Current Loan Rate (%)             Loans            the Cut-off Date                     Cut-off Date
------------------------------------------------------------------------------------------------------------------
     5.00 -  5.50                      3                     84,056                          0.08
     5.51 -  6.00                      4                    283,714                          0.26
     6.01 -  6.50                     25                  3,373,087                          3.14
     6.51 -  7.00                     65                  8,199,607                          7.62
     7.01 -  7.50                     83                 10,692,881                          9.94
     7.51 -  8.00                     76                  9,346,647                          8.69
     8.01 -  8.50                    119                 13,035,486                         12.12
     8.51 -  9.00                     87                  8,802,491                          8.19
     9.01 -  9.50                     73                  7,127,162                          6.63
     9.51 -  10.00                   149                 10,957,876                         10.19
    10.01 -  10.50                   120                 10,023,229                          9.32
    10.51 -  11.00                   101                  7,179,758                          6.68
    11.01 -  11.50                    71                  4,710,563                          4.38
    11.51 -  12.00                    89                  5,577,940                          5.19
    12.01 -  12.50                    43                  2,394,458                          2.23
    12.51 -  13.00                    43                  2,178,657                          2.03
    13.01 -  13.50                    17                    572,428                          0.53
    13.51 -  14.00                    46                  1,543,783                          1.44
    14.01 -  14.50                    14                    413,115                          0.38
    14.51 -  15.00                    15                    455,348                          0.42
    15.01 -  15.50                    10                    274,617                          0.26
    15.51 -  16.00                     6                    113,324                          0.11
    16.01 -  16.50                     1                     19,286                          0.02
    16.51 -  17.00                     2                     45,240                          0.04
    17.51 -  18.00                     5                    118,319                          0.11
    20.51 -  21.00                     1                     19,102                          0.02
                              ------------------------------------------------------------------------------------
 Total.....................        1,268               $107,542,175                        100.00%
                              ====================================================================================
(1)  The weighted average Loan Rate of the Fixed Rate Mortgage Loans as of the
     Cut-off Date was approximately 9.332% per annum.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


                         Geographic Distribution of the Fixed Rate Mortgaged Properties(1)

                                   Number         Principal Balance        % of Aggregate Principal Balance of
                                of Mortgage       Outstanding as of         Loan Group Outstanding as of the
Location                           Loans          the Cut-off Date                    Cut-off Date
--------------------------------------------------------------------------------------------------------------
Alabama                             41               2,110,341                          1.96
Alaska                               3                 293,131                          0.27
Arizona                             27               1,414,935                          1.32
Arkansas                             2                  91,876                          0.09
California                         242              31,156,208                         28.97
Colorado                            27               2,348,481                          2.18
Connecticut                         16                 736,669                          0.69
Delaware                             1                  24,188                          0.02
Florida                            188              12,221,757                         11.36
Georgia                             32               2,344,423                          2.18
Hawaii                              20               3,013,485                          2.80
Idaho                                2                  39,449                          0.04
Illinois                            12               1,131,086                          1.05
Indiana                             20               1,333,905                          1.24
Iowa                                 2                 366,495                          0.34
Kansas                               2                  73,573                          0.07
Kentucky                            13                 786,249                          0.73
Louisiana                           34               3,743,858                          3.48
Maryland                            13               1,537,382                          1.43
Massachusetts                        6                 464,106                          0.43
Michigan                            22               1,089,947                          1.01
Minnesota                            4                 326,436                          0.30
Mississippi                         15                 581,545                          0.54
Missouri                            31               1,190,904                          1.11
Montana                              1                  29,321                          0.03
Nebraska                             1                  45,256                          0.04
Nevada                               9                 938,233                          0.87
New Hampshire                        2                  83,164                          0.08
New Jersey                          31               3,275,918                          3.05
New Mexico                           7                 542,787                          0.50
New York                            37               4,942,586                          4.60
North Carolina                      38               2,035,861                          1.89
Ohio                                35               2,265,801                          2.11
Oklahoma                            36               1,430,994                          1.33
Oregon                              26               2,675,235                          2.49
Pennsylvania                        20               1,335,363                          1.24
Rhode Island                         3                 347,507                          0.32
South Carolina                      12                 916,378                          0.85
Tennessee                           45               2,807,550                          2.61
Texas                              102               6,118,013                          5.69
Utah                                 2                 239,635                          0.22
Virginia                             4                 534,445                          0.50
Washington                          77               7,987,537                          7.43
Wisconsin                            4                 248,729                          0.23
Wyoming                              1                 321,429                          0.30
                              ----------------------------------------------------------------------
     Total...................    1,268            $107,542,175                        100.00%
                              ======================================================================
-------------------
(1)   The greatest ZIP Code geographic concentration of the Fixed Rate Mortgage
      Loans, by Fixed Rate Mortgage Loan Balance as of the Cut-off Date, was
      approximately 1.09% in the 99301 ZIP Code.



-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



                             Documentation Levels of the Fixed Rate Mortgage Loans(1)

                                       Number         Principal Balance      % of Aggregate Principal Balance of
                                    of Mortgage       Outstanding as of        Loan Group Outstanding as of the
Documentation Level                     Loans          the Cut-off Date                   Cut-off Date
----------------------------------------------------------------------------------------------------------------
Alternate Documentation                 255              20,279,296                        18.86
Full Documentation                      510              47,129,232                        43.82
Limited Documentation                   198              24,600,585                        22.88
No Documentation                        302              15,214,874                        14.15
Stated Documentation                      3                 318,187                         0.30
                                ------------------------------------------------------------------------------
     Total......................      1,268            $107,542,175                       100.00%
                                ==============================================================================

--------------------
(1) For a description of each documentation level, see "The Seller -
Underwriting Standards" herein.



                               Combined Loan-to-Value of the Fixed Rate Mortgage Loans

                                    Number          Principal Balance      % of Aggregate Principal Balance of
                                  of Mortgage       Outstanding as of        Loan Group Outstanding as of the
Combined Loan-to Value (%)           Loans          the Cut-off Date                   Cut-off Date
--------------------------------------------------------------------------------------------------------------
         13.89 -   20.00                3                  59,546                         0.06
         20.01 -   30.00               12                 704,767                         0.66
         30.01 -   40.00               13                 886,203                         0.82
         40.01 -   50.00               23               1,786,656                         1.66
         50.01 -   60.00               36               3,603,439                         3.35
         60.01 -   70.00              110              10,053,033                         9.35
         70.01 -   80.00              391              38,738,041                        36.02
         80.01 -   90.00              286              23,304,277                        21.67
         90.01 -   100.00             365              26,899,298                        25.01
        100.01 -   110.00              24               1,239,339                         1.15
        110.01 -   120.00               2                 208,356                         0.19
        120.01 -   130.00               2                  42,238                         0.04
        130.01 -   138.82               1                  16,982                         0.02
                              -----------------------------------------------------------------------------
   Total......................      1,268             107,542,175                       100.00
                              =============================================================================



                                                    Status of the Fixed Rate Mortgage Loans

                                   Number         Principal Balance     % of Aggregate Principal Balance of
                                of Mortgage       Outstanding as of       Loan Group Outstanding as of the
Status                             Loans          the Cut-off Date                  Cut-off Date
----------------------------------------------------------------------------------------------------------
CURRENT                            1,125             96,980,445                         90.18
30DPD                                 91              6,792,835                          6.32
60DPD                                 34              2,255,543                          2.10
REPERF                                18              1,513,352                          1.41
                           ------------------------------------------------------------------------------
     Total.................        1,268           $107,542,175                        100.00%
                           ==============================================================================

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


                                                                                               Computational Materials
                                                       C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2

                              Cut-off Date Principal Balances of the Adjustable Rate Mortgage Loans(1)

                                             Number         Principal Balance      % of Aggregate Principal Balance
                                          of Mortgage       Outstanding as of       of Loan Group Outstanding as of
         Principal Balance ($)               Loans          the Cut-off Date               the Cut-off Date
  -------------------------------------  ---------------   --------------------   ------------------------------------
            482 -               50,000               73             $2,793,122                     5.13%
         50,001 -              100,000              246             18,138,081                    33.32
        100,001 -              150,000              125             15,074,813                    27.69
        150,001 -              200,000               27              4,725,734                     8.68
        200,001 -              250,000               14              3,163,427                     5.81
        250,001 -              300,000               13              3,566,198                     6.55
        300,001 -              350,000                5              1,602,733                     2.94
        350,001 -              400,000                4              1,493,165                     2.74
        400,001 -              450,000                2                869,823                     1.60
        450,001 -              500,000                2                994,763                     1.83
        500,001 -              550,000                1                506,997                     0.93
        650,001 -              700,000                1                695,756                     1.28
        800,001 -              816,005                1                816,005                     1.50
                                         ===============   ====================   ====================================
       Total...........................             514           $ 54,440,615                   100.00%
                                         ===============   ====================   ====================================
----------------------
(1)  The average Cut-off Date Principal Balance of the Adjustable Rate Mortgage Loans was approximately
     $105,916

                       Original Terms to Maturity of the Adjustable Rate Mortgage Loans(1)

                                        Number           Principal Balance         % of Aggregate Principal Balance
                                     of Mortgage         Outstanding as of          of Loan Group Outstanding as of
Original Term (months)                  Loans            the Cut-off Date                  the Cut-off Date
-------------------------------     ---------------  --------------------------   ------------------------------------
         180 -             180                   6                     467,044                     0.86
         181 -             240                   1                      25,765                     0.05
         241 -             300                   3                     133,047                     0.24
         301 -             360                 504                  53,814,759                    98.85
                                    ---------------  --------------------------   ------------------------------------
     Total.....................                514                $ 54,440,615                   100.00%
                                    ===============  ==========================   ====================================
--------------------
(1)      The weighted average original term of the Adjustable Rate Mortgage Loans was approximately 358 months.

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


                               Property Types of the Adjustable Rate Mortgage Loans

                                        Number          Principal Balance        % of Aggregate Principal Balance of
                                     of Mortgage        Outstanding as of          Loan Group Outstanding as of the
        Property Type                   Loans            the Cut-off Date                    Cut-off Date
-------------------------------     ---------------  -------------------------   -------------------------------------
Single Family Detached                         433                 45,706,210                    83.96
Two Family                                      21                  2,507,234                     4.61
PUD                                             19                  2,429,848                     4.46
Condominium                                     23                  1,875,657                     3.45
Townhouse                                        3                    692,375                     1.27
Manufactured Home                                8                    509,183                     0.94
Three Family                                     3                    477,319                     0.88
Four Family                                      3                    195,001                     0.36
Cooperative                                      1                     47,787                     0.09
                                    ===============  =========================   =====================================
     Total.....................                514               $ 54,440,615                   100.00%
                                    ===============  =========================   =====================================

--------------------
(1) PUD refers to a Planned Unit Development.

            Occupancy Status of the Adjustable Rate Mortgage Loans

                                       Number           Principal Balance        % of Aggregate Principal Balance of
                                    of Mortgage         Outstanding as of          Loan Group Outstanding as of the
Occupancy Status                       Loans             the Cut-off Date                    Cut-off Date
-------------------------------   -----------------  -------------------------   -------------------------------------
Primary                                        490                 52,329,335                    96.12
Investment                                      22                  1,992,903                     3.66
Second Home                                      2                    118,377                     0.22
                                  =================  =========================   =====================================
     Total.....................                514               $ 54,440,615                   100.00%
                                  =================  =========================   =====================================

                                    Purpose of the Adjustable Rate Mortgage Loans

                                        Number          Principal Balance        % of Aggregate Principal Balance of
                                     of Mortgage        Outstanding as of          Loan Group Outstanding as of the
           Purpose                      Loans            the Cut-off Date                    Cut-off Date
-------------------------------     ---------------  -------------------------   -------------------------------------
Purchase                                       277                 28,490,379                     52.33
Cashout                                        132                 14,622,518                     26.86
Rate/Term Refinance                            105                 11,327,719                     20.81
                                    ===============  =========================   =====================================
     Total.....................                514               $ 54,440,615                   100.00%
                                    ===============  =========================   =====================================


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



         Current Loan Rates of the Adjustable Rate Mortgage Loans (1)

                                        Number          Principal Balance        % of Aggregate Principal Balance of
                                     of Mortgage        Outstanding as of          Loan Group Outstanding as of the
    Current Loan Rate (%)               Loans            the Cut-off Date                    Cut-off Date
-------------------------------     ---------------  -------------------------   -------------------------------------
       5.38 -             5.50                   6                    658,938                      1.21
       5.51 -             6.00                   9                    911,121                      1.67
       6.01 -             6.50                  14                  1,630,658                      3.00
       6.51 -             7.00                  25                  2,141,014                      3.93
       7.01 -             7.50                  31                  2,796,038                      5.14
       7.51 -             8.00                  34                  2,916,045                      5.36
       8.01 -             8.50                  51                  6,947,251                     12.76
       8.51 -             9.00                  26                  3,532,832                      6.49
       9.01 -             9.50                  32                  4,191,687                      7.70
       9.51 -            10.00                  55                  7,561,488                     13.89
      10.01 -            10.50                  77                  7,978,067                     14.65
      10.51 -            11.00                  56                  5,877,772                     10.80
      11.01 -            11.50                  33                  3,160,011                      5.80
      11.51 -            12.00                  22                  1,488,487                      2.73
      12.01 -            12.50                  16                    985,357                      1.81
      12.51 -            13.00                  14                    908,749                      1.67
      13.01 -            13.50                   8                    476,818                      0.88
      13.51 -            14.00                   2                    107,393                      0.20
      14.01 -            14.30                   3                    170,890                      0.31
                                    ===============  =========================   =====================================
     Total.....................                514               $ 54,440,615                   100.00%
                                    ===============  =========================   =====================================

------------------
(1)The weighted average Loan Rate of the Adjustable Rate Mortgage Loans as of the Cut-off Date was approximately 9.42% per annum.



-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2




                      Original Loan-to-Value Ratios of the Adjustable Rate Mortgage Loans(1)

                                              Number         Principal Balance     % of Aggregate Principal Balance of
                                           of Mortgage       Outstanding as of       Loan Group Outstanding as of the
   Original Loan-to-Value Ratio (%)           Loans           the Cut-off Date                 Cut-off Date
-----------------------------------      ---------------   ---------------------  -------------------------------------
          0.00 -    10.00                             18               1,710,877                   3.14
         10.01 -    20.00                              1                  25,765                   0.05
         20.01 -    30.00                              1                 107,889                   0.20
         30.01 -    40.00                              2                 106,137                   0.19
         40.01 -    50.00                              9                 532,091                   0.98
         50.01 -    60.00                             11               1,471,904                   2.70
         60.01 -    70.00                             66               6,135,255                  11.27
         70.01 -    80.00                            156              17,526,234                  32.19
         80.01 -    90.00                            136              15,966,202                  29.33
         90.01 -    100.00                            87               8,719,144                  16.02
        100.01 -    104.75                            27               2,139,117                   3.93
                                          ===============   =====================  =====================================
     Total..............................             514            $ 54,440,615                  100.00%
                                          ===============   =====================  =====================================

----------------------------------------
(1) The weighted average original Loan-to-Value Ratio of the Adjustable Rate Mortgage Loans as of the Cut-off Date was approximately 80.10%.

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2

                      Geographic Distribution of the Adjustable Rate Mortgaged Properties(1)

                                        Number         Principal Balance       % of Aggregate Principal Balance of
                                     of Mortgage       Outstanding as of        Loan Group Outstanding as of the
Location                                Loans           the Cut-off Date                  Cut-off Date
---------------------------------   ---------------  ------------------------- ------------------------------------
Alabama                                         10                  797,209                         1.46
Arizona                                          8                  585,788                         1.08
Arkansas                                         1                   44,986                         0.08
California                                      72               11,509,741                        21.14
Colorado                                         8                1,308,152                         2.40
Connecticut                                      2                  304,519                         0.56
Delaware                                         2                  158,017                         0.29
District Of Columbia                             1                  159,191                         0.29
Florida                                         78                7,044,455                        12.94
Georgia                                         29                2,171,469                         3.99
Hawaii                                           6                1,402,320                         2.58
Idaho                                            1                   94,245                         0.17
Illinois                                        55                5,154,148                         9.47
Indiana                                          9                  771,235                         1.42
Kansas                                           1                   65,430                         0.12
Kentucky                                         5                  299,069                         0.55
Louisiana                                        3                  251,883                         0.46
Maryland                                         7                  790,660                         1.45
Massachusetts                                   15                1,667,679                         3.06
Michigan                                        10                  732,443                         1.35
Minnesota                                        5                  568,200                         1.04
Mississippi                                      2                  167,724                         0.31
Missouri                                        13                  855,877                         1.57
Nevada                                           2                  311,314                         0.57
New Hampshire                                    2                  107,601                         0.20
New Jersey                                      23                3,553,104                         6.53
New Mexico                                       2                  170,706                         0.31
New York                                        19                1,876,674                         3.45
North Carolina                                  10                  789,859                         1.45
Ohio                                            23                1,564,764                         2.87
Oklahoma                                         1                   54,661                         0.10
Oregon                                          12                1,422,643                         2.61
Pennsylvania                                    13                1,469,483                         2.70
Rhode Island                                     3                  284,649                         0.52
South Carolina                                   2                  121,321                         0.22
Tennessee                                       15                1,310,991                         2.41
Texas                                           14                1,730,959                         3.18
Utah                                             9                  845,849                         1.55
Vermont                                          2                  172,975                         0.32
Virginia                                         2                  275,276                         0.51
Washington                                       9                1,054,003                         1.94
West Virginia                                    1                   54,218                         0.10
Wisconsin                                        7                  365,126                         0.67
                                    ---------------  -----------------------  --------------------------------------
     Total.......................              514             $ 54,440,615                        100.00%
                                    ===============  =======================  ======================================

-------------------
(1) The greatest ZIP Code geographic concentration of Adjustable Rate Mortgage Loans, by Group II Loan Balance as of the Cut-off Date, was approximately 1.50% in the 94506 ZIP Code.

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2




                          Documentation Levels of the Adjustable Rate Mortgage Loans(1)

                                            Number        Principal Balance      % of Aggregate Principal Balance of
                                         of Mortgage      Outstanding as of        Loan Group Outstanding as of the
Documentation Level                         Loans          the Cut-off Date                  Cut-off Date
-------------------------------------   ---------------  ---------------------   -------------------------------------
Alternate Documentation                             38              4,054,885                           7.45
Full Documentation                                 291             30,341,016                          55.73
Limited Documentation                               88              9,658,387                          17.74
No Documentation                                    96             10,300,821                          18.92
Stated Documentation                                 1                 85,507                           0.16
                                        ===============  =====================   =====================================
     Total...........................              514           $ 54,440,615                         100.00%
                                        ===============  =====================   =====================================

--------------------
(2) For a description of each documentation level, see "The Seller - Underwriting Standards" herein.

                                   Status of the Adjustable Rate Mortgage Loans

                                             Number         Principal Balance     % of Aggregate Principal Balance of
                                          of Mortgage       Outstanding as of       Loan Group Outstanding as of the
Status                                       Loans          the Cut-off Date                  Cut-off Date
---------------------------------------  ---------------   --------------------   -------------------------------------
CURRENT                                             373             41,577,923                          76.37
30DPD                                                86              7,672,996                          14.09
60DPD                                                35              3,092,553                           5.68
REPERF                                               20              2,097,143                           3.85
                                         ===============   ====================   =====================================
     Total.............................             514            $54,440,615                         100.00%
                                         ===============   ====================   =====================================

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2




                          Maximum Loan Rates of the Adjustable Rate Mortgage Loans
                                                                                             % of Aggregate
                                                                                          Principal Balance of
                                                                  Principal Balance            Loan Group
                                              Number of           Outstanding as of         Outstanding as of
    Maximum Loan Rate (%)                   Mortgage Loans         the Cut-off Date         the Cut-off Date
    ------------------------------------   -----------------   -------------------------  ----------------------
              0.00 -     0.50                             4                     586,449                1.08
              9.51 -     10.00                            3                     228,364                0.42
             10.01 -     10.50                            9                     897,730                1.65
             10.51 -     11.00                           20                   1,933,136                3.55
             11.01 -     11.50                           31                   2,977,855                5.47
             11.51 -     12.00                           29                   2,998,866                5.51
             12.01 -     12.50                           22                   1,769,160                3.25
             12.51 -     13.00                           13                   1,206,389                2.22
             13.01 -     13.50                           11                   1,006,376                1.85
             13.51 -     14.00                            6                     682,056                1.25
             14.01 -     14.50                           17                   3,398,210                6.24
             14.51 -     15.00                           13                   1,906,879                3.50
             15.01 -     15.50                           15                   2,358,434                4.33
             15.51 -     16.00                           26                   3,818,462                7.01
             16.01 -     16.50                           43                   4,836,085                8.88
             16.51 -     17.00                           58                   6,955,227               12.78
             17.01 -     17.50                           65                   6,583,012               12.09
             17.51 -     18.00                           64                   5,888,482               10.82
             18.01 -     18.50                           24                   2,076,871                3.81
             18.51 -     19.00                           14                     883,596                1.62
             19.01 -     19.50                           10                     501,135                0.92
             19.51 -     20.00                           11                     612,261                1.12
             20.01 -     20.50                            3                     180,323                0.33
             20.51 -     21.00                            1                      43,916                0.08
             21.01 -     21.30                            2                     111,341                0.20
                                           -----------------   -------------------------  ----------------------
       Total...........................                 514                $ 54,440,615              100.00%
                                           =================   =========================  ======================

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2

                             Minimum Loan Rates of the Adjustable Rate Mortgage Loans
                                                                                             % of Aggregate
                                                                                          Principal Balance of
                                                                  Principal Balance            Loan Group
                                              Number of           Outstanding as of         Outstanding as of
    Minimum Loan Rate (%)                   Mortgage Loans         the Cut-off Date         the Cut-off Date
    ------------------------------------   -----------------   -------------------------  ----------------------
              0.00 -   0.50                              47                   5,085,937                9.34
              0.51 -   1.00                              14                   1,229,889                2.26
              1.01 -   1.50                              17                   1,371,590                2.52
              1.51 -   2.00                              19                   1,641,174                3.01
              2.01 -   2.50                              20                   1,495,165                2.75
              2.51 -   3.00                              11                     988,568                1.82
              3.01 -   3.50                               9                     880,766                1.62
              3.51 -   4.00                               2                     620,016                1.14
              4.01 -   4.50                               4                     416,208                0.76
              5.01 -   5.50                               3                     342,327                0.63
              5.51 -   6.00                               8                     822,117                1.51
              6.01 -   6.50                              13                   1,467,665                2.70
              6.51 -   7.00                              11                   1,061,508                1.95
              7.01 -   7.50                               6                     682,890                1.25
              7.51 -   8.00                              10                   1,001,430                1.84
              8.01 -   8.50                              14                   3,127,283                5.74
              8.51 -   9.00                              26                   3,406,847                6.26
              9.01 -   9.50                              31                   4,023,276                7.39
              9.51 -   10.00                             55                   7,320,151               13.45
             10.01 -   10.50                             70                   6,929,421               12.73
             10.51 -   11.00                             46                   4,593,809                8.44
             11.01 -   11.50                             28                   2,777,152                5.10
             11.51 -   12.00                             19                   1,344,480                2.47
             12.01 -   12.50                              9                     488,309                0.90
             12.51 -   13.00                             11                     742,001                1.36
             13.01 -   13.50                              6                     302,352                0.56
             13.51 -   14.00                              2                     107,393                0.20
             14.01 -   14.30                              3                     170,890                0.31
                                           -----------------   -------------------------  ----------------------
        Total..........................                 514                $ 54,440,615              100.00%
                                           =================   =========================  ======================


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


                                 Gross Margins of the Adjustable Rate Mortgage Loans
                                                                                            % of Aggregate
                                                                                         Principal Balance of
                                               Number           Principal Balance             Loan Group
                                            of Mortgage         Outstanding as of          Outstanding as of
          Gross Margins (%)                    Loans            the Cut-off Date           the Cut-off Date
          -----------------------------   -----------------  ------------------------   ------------------------
                  1.50 -   1.50                          1                    25,765                  0.05
                  1.51 -   2.00                         28                 2,158,883                  3.97
                  2.01 -   2.50                         11                   784,683                  1.44
                  2.51 -   3.00                        103                10,146,869                 18.64
                  3.01 -   3.50                         10                 1,757,360                  3.23
                  3.51 -   4.00                          2                   116,550                  0.21
                  4.01 -   4.50                          1                   695,756                  1.28
                  4.51 -   5.00                         11                 1,109,552                  2.04
                  5.01 -   5.50                         41                 4,069,199                  7.47
                  5.51 -   6.00                         75                 9,420,566                 17.30
                  6.01 -   6.50                         72                 8,480,843                 15.58
                  6.51 -   7.00                         75                 7,963,702                 14.63
                  7.01 -   7.50                         45                 4,788,995                  8.80
                  7.51 -   8.00                         17                 1,345,309                  2.47
                  8.01 -   8.50                         14                 1,079,953                  1.98
                  8.51 -   9.00                          4                   259,711                  0.48
                  9.01 -   9.50                          3                   215,004                  0.39
                 12.51 -   12.51                         1                    21,913                  0.04
                                          =================  ========================   ========================
             Total..................                   514              $ 54,440,615                100.00%
                                          =================  ========================   ========================

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


                             Next Adjustment Date for the Adjustable Rate Mortgage Loans
                                                                                          % of Aggregate Principal
                                                                Principal Balance           Balance of Loan Group
                                             Number of          Outstanding as of           Outstanding as of the
          Next Adjustment Date             Mortgage Loans        the Cut-off Date               Cut-off Date
          -----------------------------   -----------------   -----------------------   --------------------------------
          5/1/99                                        10                   934,037                  1.72
          5/28/99                                        1                     6,146                  0.01
          6/1/99                                        16                 1,704,122                  3.13
          7/1/99                                        68                 6,947,194                 12.76
          8/1/99                                        10                 1,141,476                  2.10
          9/1/99                                        12                 1,228,795                  2.26
          9/30/99                                        1                   141,203                  0.26
          10/1/99                                       41                 4,479,324                  8.23
          10/15/99                                       1                    43,701                  0.08
          11/1/99                                        4                   304,197                  0.56
          11/15/99                                       1                    99,525                  0.18
          12/1/99                                        2                   888,588                  1.63
          12/5/99                                        1                    72,707                  0.13
          1/1/00                                        33                 2,545,650                  4.68
          1/21/00                                        1                    25,765                  0.05
          2/1/00                                         4                   362,080                  0.67
          3/1/00                                         1                    75,539                  0.14
          4/1/00                                        28                 2,856,984                  5.25
          5/1/00                                        15                 1,859,351                  3.42
          5/27/00                                        1                    71,798                  0.13
          6/1/00                                        24                 2,972,454                  5.46
          6/17/00                                        1                    46,720                  0.09
          7/1/00                                        29                 3,243,139                  5.96
          7/15/00                                        2                   193,128                  0.35
          7/17/00                                        1                    82,929                  0.15
          7/24/00                                        1                   138,700                  0.25
          7/30/00                                        3                   242,067                  0.44
          8/1/00                                        22                 2,265,013                  4.16
          8/5/00                                         2                   446,439                  0.82
          8/6/00                                         1                   269,246                  0.49
          8/17/00                                        1                    69,856                  0.13
          8/21/00                                        1                    23,322                  0.04
          8/28/00                                        1                   232,413                  0.43
          8/30/00                                        2                   212,733                  0.39
          9/1/00                                        40                 4,507,875                  8.28
          9/15/00                                        1                   122,439                  0.22
          9/18/00                                        1                   111,312                  0.20
          9/21/00                                        1                    71,417                  0.13
          9/22/00                                        1                    87,017                  0.16
          9/28/00                                        2                   194,108                  0.36
          9/29/00                                        1                    91,592                  0.17
          10/1/00                                       37                 4,287,052                  7.87
          10/6/00                                        1                    35,712                  0.07
          11/1/00                                       33                 2,866,744                  5.27
          12/1/00                                       10                 1,245,266                  2.29
          1/1/01                                        18                 2,166,890                  3.98
          2/1/01                                         2                   202,069                  0.37
          4/1/01                                         1                    55,803                  0.10
          5/1/01                                         1                    32,799                  0.06
          6/1/01                                         1                    47,830                  0.09
          7/1/01                                         4                   299,309                  0.55
          8/1/01                                         1                    56,107                  0.10
          9/1/01                                         1                    34,816                  0.06
          10/1/01                                        1                   124,412                  0.23
          11/1/01                                        3                   218,193                  0.40
          3/1/02                                         1                    59,656                  0.11
          1/1/03                                         1                   133,369                  0.24
          5/1/03                                         4                   514,408                  0.94
          6/1/03                                         4                   611,774                  1.12
          7/1/03                                         1                    36,302                  0.07
                                          -----------------   -----------------------   --------------------------------
          Total                                        514              $ 54,440,615                100.00%
                                          =================   =======================   ================================


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


                                    Indices of the Adjustable Rate Mortgage Loans
                                                                                              % of Aggregate
                                                                                             Principal Balance
                                                   Number of       Principal Balance           of Loan Group
                                                    Mortgage       Outstanding as of         Outstanding as of
                        Index(1)                     Loans          the Cut-off Date         the Cut-off Date
          --------------------------------------  -------------  -----------------------  ----------------------
          6ML                                              360               39,839,791                   73.18
          1 YR CMT                                         146               14,168,695                   26.03
          OTHER                                              8                  432,128                    0.79
                                                  =============  =======================  ======================
               Total.........................              514             $ 54,440,615               100.00%
                                                  =============  =======================  ======================

--------------------
(1)      Each of these Indices are described under "--The Index."


                      Initial Periodic Rate Caps of the Group Adjustable Rate Mortgage Loans(1)
                                                                                                 % of Aggregate
                                                                                                Principal Balance
                                                                    Principal Balance             of Loan Group
                                                 Number of          Outstanding as of           Outstanding as of
Initial Periodic Rate Cap (%)                  Mortgage Loans        the Cut-off Date           the Cut-off Date
------------------------------------------    -----------------   -----------------------    ------------------------
0.00                                                     143                  14,446,842                  26.54
1.00                                                     207                  22,568,397                  41.46
1.50                                                      29                   2,664,445                   4.89
2.00                                                      30                   3,498,375                   6.43
3.00                                                      98                  10,710,998                  19.67
5.00                                                       1                     145,917                   0.27
6.50                                                       1                     124,412                   0.23
7.00                                                       5                     281,228                   0.52
                                              ---------------   -------------------------    ------------------------
     Total................................               514                $ 54,440,615                 100.00%
                                              ===============   =========================    ========================
------------------

(1)      Relates solely to initial rate adjustments.


-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2


                        Subsequent Periodic Rate Caps of the Adjustable Rate Mortgage Loans(1)
                                                                                                 % of Aggregate
                                                                                                Principal Balance
                                                                   Principal Balance              of Loan Group
                                                Number of          Outstanding as of            Outstanding as of
Periodic Rate Cap (%)                         Mortgage Loans        the Cut-off Date            the Cut-off Date
------------------------------------------    ---------------   -------------------------    ------------------------
0.00                                                       5                     338,273                   0.62
0.50                                                       1                     110,929                   0.20
1.00                                                     271                  30,254,642                  55.57
1.50                                                     211                  20,727,772                  38.07
1.90                                                       1                      92,208                   0.17
2.00                                                      16                   2,089,429                   3.84
3.00                                                       9                     827,362                   1.52
                                              ===============   =========================    ========================
     Total................................               514                $ 54,440,615                 100.00%
                                              ===============   =========================    ========================
------------------

(1)      Relates to all rate adjustments subsequent to initial rate adjustments.

-------------------------------------------------------------------------------
Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received and reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy.
-------------------------------------------------------------------------------

                                                       Computational Materials
               C-BASS Mortgage Loan Asset-Backed Certificates, Series 1999-CB2



MERRILL LYNCH CONTACTS:


Trading                                                         Asset Backed Finance Group
-------                                                         --------------------------
Vince Mora                      (212) 449-5320                  Pete Cerwin                    (212) 449-3270
Dan Pace                        (212) 449-5320                  Marc Rosenthal                 (212) 449-8721
Dan Lonski                      (212) 449-5326                  Erik Silver                    (212) 449-1362
Scott Soltas                    (212) 449-3659                  Ed McCormick                   (212) 449-4563
Terrence Mack                   (212) 449-3659                  Laurie Higgenbotham            (212) 449-4242
Brian Kane                      (212) 449-3659

Research
Chris Flanagan                  (212) 449-1655
Ralph Diserio                   (212) 449-1629
Ryan Asato                      (212) 449-9622
Ken Hackel                      (212) 449-1637
Evan Firestone                  (212) 449-1759